UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	30 April 2025 - “Board Change”

99.1

Haleon plc: Board Change

30 April 2025: Haleon plc (the "Company" or "Haleon") today announces the appointment of Matt Shattock as independent Non-Executive Director with effect from 1 June 2025.

Matt brings significant innovation, operational and executive leadership experience in consumer goods and retail to Haleon. Matt is currently the Lead Independent Director of The Clorox Company and a non-executive director of VF Corporation. Matt was previously the Chairman of Domino's Pizza Group plc from 2020 to 2025. He was also President and CEO of Beam Suntory Inc., from 2009 to 2020, where he led the successful integration of the Beam and Suntory spirits businesses and delivered brand portfolio transformation and accelerated global growth.

Sir Dave Lewis, Haleon's Chair commented: "On behalf of the Board, I would like to welcome Matt to Haleon. Matt's track record in building innovative brands, driving operational excellence and sustained value creation across multiple global consumer businesses as well as his substantial knowledge of the North American market will add significant strengths to our Board."

The Company confirms that there is no further information to be disclosed under the requirements of UKLR 6.4.6R and 6.4.8R.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 30, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary